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                              December 22, 2020

       Kyle Armbrester
       Chief Executive Officer
       Signify Health, Inc.
       800 Connecticut Avenue
       Norwalk, CT 06854

                                                        Re: Signify Health,
Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
7, 2020
                                                            CIK No. 0001828182

       Dear Mr. Armbrester:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 16, 2020 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 7, 2020

       Risk Factors, page 26

   1. Please update your risk factor disclosure by relocating risks that could apply generally to any company or offering
of securities to the end of the risk factor section under the
                                                        caption    General Risk
Factors.    Refer to Item 105 of Regulation S-K and SEC Release
                                                        No. 33-10825.
 Kyle Armbrester
FirstName LastNameKyle   Armbrester
Signify Health, Inc.
Comapany22,
December   NameSignify
              2020     Health, Inc.
December
Page 2    22, 2020 Page 2
FirstName LastName
Unaudited Pro Forma Consolidated Financial Information, page 91

2. You disclose that the holders of LLC Units will have the right to require Cure TopCo,
         LLC to redeem all or a portion of their LLC Units for newly issued shares of Class A common stock or a cash payment. Please revise to clearly disclose here, as well as within the Capitalization and Dilution tables, the impact of these two alternatives. In addition, tell us how you considered presenting two pro forma scenarios to show the different alternatives for LLC unit redemption.
Industry trends and market opportunity, page 138

3. We note your revised disclosure that, "[i]ndustry reports estimate the current addressable market for value-based payor programs is at least $300 billion" and "[a]ccording to the
         Health Care Payment Learning & Action Network, in 2018, approximately $400 billion of provider spending flowed through value-based payment models." In addition, we also note your disclosure that "value-based payments have grown dramatically over the past ten years and are widely expected to eventually represent the majority of healthcare spending in the United States." Please update your disclosure to explain the $100 billion decrease in value-based payor program and provide additional basis for why you believe the value-
         based payment market will grow or otherwise explain this inconsistency.
4. We note your response to prior comment 5 regarding our request for you to describe the material assumptions and describe the types of sources your management analyzed for you to arrive at various figures. Please disclose the "recent studies" you reference or provide additional material details on the types of sources related to your statement that
         "approximately 60% to 70% of total U.S. health spending, is expected to be tied to quality and value by 2025 through the adoption of new payment models focused on value."
Employees and human capital resources, page 164

5. We note your updated disclosure on page 165 and your statement that you view human
         capital-related initiatives as an    ongoing priority.    Please
revise to describe the specific
         measures or objectives that management focuses on in managing the business, such as measures or objectives that address the development, attraction and retention of personnel. Refer to Item 101(c)(2)(ii) of Regulation S-K and SEC Release No. 33-10825.
Certain Relationships and Related Party Transactions, page 183

6. We note your prior disclosure that certain related parties purchased Series B preferred units. In addition, we note your updated disclosure that in October 2020 you repurchased
         $54.0 million in Series B preferred units. Please include disclosure here or otherwise advise whether or not the repurchase involved a related party.
 Kyle Armbrester
FirstName LastNameKyle   Armbrester
Signify Health, Inc.
Comapany22,
December   NameSignify
              2020     Health, Inc.
December
Page 3    22, 2020 Page 3
FirstName LastName
Condensed Combined-Consolidated Financial Statements for the nine months ended September
30, 2020
Note 12. Fair Value Measurements, page F-26

7. Regarding the valuation of customer equity appreciation rights, please revise to disclose how you determined the fair value of your common stock and your stock's volatility that were used in the Monte Carlo valuation method.
Note 14. Member   s Equity, page F-27

8. Reference the disclosure that the grant date fair value of awards of Class B Common Units are estimated based on a Monte Carlo option pricing simulation. Please revise to also disclose how you determine the grant date fair value of awards of Class B Common
         Units.
9. For the valuation of Class B and Class C Common Unit equity based awards, please revise to disclose how you determined the underlying fair value of the common units in determining the fair value of the equity based awards.
10. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and customer equity appreciation rights.
       You may contact Kristin Lochhead at 202-551-3664 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Shane Tintle, Esq.